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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        February 27, 2006

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	February 28, 2006	By	/ s / Michael J. Abrams
(Signature)*
Michael J. Abrams, President and CEO
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AnorMED Inc. 200 - 20353 64th Ave TEL (604) 530-1057 Langley, British Columbia FAX (604) 530-0976 Canada V2Y 1N5 www.anormed.com

ANORMED RESPONDS TO REQUISITIONIST’S SEC FILING

For Immediate Release:	February 27, 2006

Vancouver, B.C. – Mr. David Scott, Chairman of the Special Committee of the board of directors of AnorMED Inc. (TSX:AOM, AMEX:AOM) has responded to a letter from Felix J. Baker contained in a filing of a further amendment, made February 23, 2006, to a Schedule 13D filing with the United States Securities and Exchange Commission by Felix J. Baker and Julian C. Baker. A copy of the Mr. Scott’s response can be found on the Company’s website at  www.anormed.com.

The Special Committee has made several attempts to reach a consensual arrangement with Mr. Baker and hopes that Mr. Baker will cooperate so that a Special Meeting is not required.  The Company’s proposed Board and its position on issues raised by the requisition will be addressed in its Proxy Circular.

The Circular will be distributed to all AnorMED shareholders in March, prior to the Special Meeting of Shareholders, which will be held on April 11, 2006 in Vancouver, B.C.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements or forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements or information regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words “anticipates, “believes”, “budgets”, “could”, estimates”, expects,” forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.

For further information: Dr. Michael Abrams President & CEO Tel: 604 – 530 --1057 E-mail: mabrams@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: 604 – 532 – 4667 Cell : 604 – 763 - 4682 E-mail : ewhiting@anormed.com

AnorMED Inc. 200 - 20353 64th Ave TEL (604) 530-1057 Langley, British Columbia FAX (604) 530-0976 Canada V2Y 1N5 www.anormed.com

ANORMED ANNOUNCES CEO EXERCISES OPTIONS TO

ACQUIRE 350,000 COMMON SHARES

For Immediate Release:	February 27, 2006

Vancouver, B.C. -  Dr. Michael Abrams, CEO of AnorMED Inc. (AOM: TSX, AOM:AMEX), announced that he has exercised previously granted options to purchase 350,000 common shares of AnorMED.

Dr. Abrams has exercised the options, with a strike price of US$2.00, that would have expired January 9, 2007, to purchase the common shares for the purposes of the upcoming proxy vote at the Special Shareholder meeting.  As a result of this transaction Dr. Abrams holds 505,000 common shares, or approximately 1.2% of the outstanding common shares of the Company (after giving effect to the option exercise).

The Special Meeting of Shareholders will be held on April 11, 2006 in Vancouver, B.C. The Company's proxy circular will be distributed to all AnorMED shareholders in March 2006.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company's website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements or forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements or information regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words "anticipates, "believes", "budgets", "could", estimates", expects," forecasts", "intends", "may", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED's Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information  as conditions change.

For further information: Dr. Michael Abrams President & CEO Tel: 604 - 530 --1057 E-mail: mabrams@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: 604 - 532 - 4667 Cell : 604 - 763 - 4682 E-mail : ewhiting@anormed.com